

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

James Nickolas
Chief Financial Officer
Martin Marietta Materials Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607

> **Re: Martin Marietta Materials Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 19, 2021**
> **File No. 001-12744**

Dear Mr. Nickolas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation